UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D
                  Under the Securities Exchange Act of 1934
                           (Amendment No. 2)

                   Name of Issuer: Harcor Energy, Inc.

            Title of Class of Securities: Common Stock, $.10 par value

                             CUSIP No. 411628209

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                             Daniel N. Sang
                           c/o Paulson & Co., Inc.
                 277 Park Avenue, New York, New York 10172
                              (212) 350-5151

             (Date of Event Which Requires Filing Of This Statement)

                               March 3, 1998

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the
following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.: 411628209

1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person:

Paulson & Co. Inc.

2. Check the appropriate box if a member of a group:  a. [ X ]     b. [  ]

3.  SEC Use Only

4.  Source of Funds:
OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power: 0

8.  Shared Voting Power: 1,516,800

9.  Sole Dispositive Power: 0

10.  Shared Dispositive Power: 1,516,800

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 1,516,800

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11): 9.3%

14.  Type of Reporting Person:

CO


CUSIP No.: 411628209

1. Name of Reporting Person:
   S.S. or I.R.S. Identification No. of Above Person:

Paulson International Ltd.

2. Check the appropriate box if a member of a group:  a. [ X ]     b. [  ]

3.  SEC Use Only:

4.  Source of Funds:
OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization:  Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power: 0

8.  Shared Voting Power: 1,481,600

9.  Sole Dispositive Power:  0

10.  Shared Dispositive Power:  1,481,600

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 1,481,600

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

13.  Percent of Class Represented by Amount in Row (11): 9.1%

14.  Type of Reporting Person:

CO


Paulson & Co. Inc. ("PCI") and Paulson International Ltd. ("PIL") file this Amendment No. 2 to the previously filed Schedule 13D and its Amendment No. 1 to report changes in their ownership interests in the Common Stock, $.10 par value, ("the Shares") of HarCor Energy, Inc. (the "Issuer"). As a result of transactions between PIL and Paulson Partners L.P. ("PPLP") and Managed Accounts managed by PCI ("the Managed Accounts"), as well as prior open market purchases and changes in the number of Shares outstanding, the ownership interest of PIL in the Issuer has increased from 6.7% to 9.1% of the Shares outstanding. The ownership interests of PPLP and Managed Accounts, having decreased, remain under 5% of the Shares outstanding. PCI's overall ownership interest in the Issuer has decreased from 9.8% to 9.3% of the Shares outstanding. All terms not defined herein have the definitions given them in the original Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

Since the filing of Amendment No. 1 to Schedule 13D ("Amendment No. 1"), PIL has bought 468,200 Shares, with 437,400 Shares purchased, through a broker, from PPLP and the Managed Accounts, and 30,800 purchased on the open market. As of the date hereof, PIL is deemed to beneficially own 1,481,600 Shares, and PCI, through its management and control of PIL, PPLP and the Managed Accounts, is deemed to beneficially own 1,516,800 Shares.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

As of the date hereof, PIL is deemed to be the beneficial owner of 1,481,600 Shares. Based on the Issuer's filing on Form 10-Q on November 14, 1997, as of November 14, 1997, there were 16,268,387 Shares outstanding. Therefore, PIL may be deemed to beneficially own 9.1% of the outstanding Shares. By virtue of its management and control of PIL, PPLP and the Managed Accounts, PCI is deemed to be the beneficial owner of 1,516,800 Shares, and, based on the Issuer's filing on Form 10-Q on November 14, 1997, may be deemed to beneficially own 9.3% of the Issuer's outstanding Shares.

The transactions in the Shares effected by PCI, PIL, and PPLP and the Managed accounts in the sixty days prior to March 3, 1998 through the date of this filing are set forth below:


Paulson & Co. Inc.
_________________

                                                           Price Per Share
Date                Shares Purchased or (Sold)          (excluding commission)

2/13/98                      10,000                               $1.44



Paulson International Ltd.
_________________________

                                                           Price Per Share
Date                Shares Purchased or (Sold)          (excluding commission)

2/13/98                      10,000                               $1.44

3/3/98                      437,400                               $1.47



Paulson Partners L.P. and Managed Accounts
__________________________________________

                                                           Price Per Share
Date                Shares Purchased or (Sold)          (excluding commission)

3/3/98                     (437,400)                              $1.47




SIGNATURE

The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Paulson & Co. Inc.

/s/ John A. Paulson
By:________________
John A. Paulson


Paulson International Ltd.

/s/ John A. Paulson
By:_________________
John A. Paulson


March 10, 1998